# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: 92839L107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/26/2024
Amends the filing with accession number 0001628280-23-034283
Filed by CIK 0001216495
Persons authorized to receive notices and communications: Monica J. Shilling, P.C., 2049 Century Park East, Suite 3700, Los Angeles, California (CA), 90067, (310) 552-4200; Nicole M. Runyan, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- Vista Credit BDC Management, L.P. (CIK 0001919375): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); shared voting power 1,295.64; shared dispositive power 1,295.64; aggregate amount beneficially owned 1,295.64 (0.01% of the class)
  Comment: Based on information provided by the Issuer as of December 26, 2024, reflecting 13,427,835.633 shares of Common Stock of the Issuer issued and outstanding as of such date.
- Vista Credit GP Holdco, LLC (CIK 0001989630): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); shared voting power 1,295.64; shared dispositive power 1,295.64; aggregate amount beneficially owned 1,295.64 (0.01% of the class)
  Comment: Based on information provided by the Issuer as of December 26, 2024, reflecting 13,427,835.633 shares of Common Stock of the Issuer issued and outstanding as of such date.
- VHG Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); shared voting power 1,176,834.89; shared dispositive power 1,176,834.89; aggregate amount beneficially owned 1,176,834.89 (8.76% of the class)
  Comment: Based on information provided by the Issuer as of December 26, 2024, reflecting 13,427,835.633 shares of Common Stock of the Issuer issued and outstanding as of such date.
- VEP Group, LLC (CIK 0001216495): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); shared voting power 1,178,130.53; shared dispositive power 1,178,130.53; aggregate amount beneficially owned 1,178,130.53 (8.77% of the class)
  Comment: Based on information provided by the Issuer as of December 26, 2024, reflecting 13,427,835.633 shares of Common Stock of the Issuer issued and outstanding as of such date.
- Robert F. Smith (CIK 0001216497): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); shared voting power 1,178,130.53; shared dispositive power 1,178,130.53; aggregate amount beneficially owned 1,178,130.53 (8.77% of the class)
  Comment: Based on information provided by the Issuer as of December 26, 2024, reflecting 13,427,835.633 shares of Common Stock of the Issuer issued and outstanding as of such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Comment:
The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.01 per share ("Common Stock") of Vista Credit Strategic Lending Corp., a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive office is 50 Hudson Yards, Fl. 77, New York, NY 10001.

This Amendment No. 8 amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 12, 2023, as amended and restated in its entirety by Amendment No. 7 filed with the SEC on November 8, 2024 (as amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Issuer's capital drawdown notice in respect of VHG's aggregate capital commitment of $50,000,000, on December 26, 2024 VHG purchased 287,035.279 shares of Common Stock at a price of $19.79 per share of Common Stock, for an aggregate purchase price of $5,680,428.18. The source of funds for such purchase was working capital. After giving effect to the reported purchase, VHG's remaining uncalled capital commitment is $26,076,788.18. In addition, amounts reported on this Schedule 13D include 35.578 shares of Common Stock received subsequent to November 8, 2024 (the date that Amendment No. 7 to the Schedule 13D was filed with the SEC) pursuant to the Issuer's distribution reinvestment plan. The source of funds for these shares was distributions received with respect to shares of Common Stock owned by the Reporting Persons and reinvested into shares of Common Stock pursuant to the Issuer's distribution reinvestment plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following information is as of the date hereof and assumes there are 13,427,835.633 shares of Common Stock outstanding as of December 26, 2024, based on information furnished by the Issuer. The Adviser is the direct beneficial owner of 1,295.64 shares of Common Stock. The Common Stock held by the Adviser represents 0.01% of the Common Stock outstanding as of the date of this Statement. Holdco is the sole general partner of the Adviser. Holdco's sole member is VEP Group.

VHG is the direct beneficial owner of 1,176,834.89 shares of Common Stock. The Common Stock held by VHG represents 8.76% of the Common Stock outstanding as of the date of this Statement. VEP Group is the general partner of VHG.

Robert F. Smith is the sole managing member of VEP Group. Consequently, Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held directly by the Adviser and VHG. Each of the Vista Entities and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly and the filing of this Statement shall not be construed as an admission that any of the foregoing is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in the cover pages of this Statement.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock since November 8, 2024 (the date that Amendment No. 7 to the Schedule 13D was filed with the SEC).

## Signatures
- Vista Credit BDC Management, L.P.: /s/ Robert F. Smith, Robert F. Smith, Managing Member of the Sole Member of its General Partner (12/30/2024)
- Vista Credit GP Holdco, LLC: /s/ Robert F. Smith, Robert F. Smith, Managing Member of its Sole Member (12/30/2024)
- VHG Capital, L.P.: /s/ Robert F. Smith, Robert F. Smith, Managing Member of its General Partner (12/30/2024)
- VEP Group, LLC: /s/ Robert F. Smith, Robert F. Smith, Managing Member (12/30/2024)
- Robert F. Smith: /s/ Robert F. Smith, Robert F. Smith (12/30/2024)